May 4, 2005



Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Schedule 14A filed on April 5, 2005
		File No. 1-13458

Dear Mr. Decker:

       This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated April 21, 2005 with respect to the Form 10-K Report and Schedule 14A listed above. The text of the staff's comments is set forth below in bold followed in each case by the response.

Comment applicable to your overall filing
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.
	Response: We have followed this approach in responding to the comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 5.  Income Taxes, page 33

2.	We note your response to prior comment 4.  We remind you
that paragraph 42 of SFAS 109 states that it is not appropriate to offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions. It is not clear how your current presentation and accounting of deferred income taxes complies with this guidance. Please provide us with a tax analysis for each tax jurisdiction including Colorado and United States federal. Each tax analysis should include the deferred tax assets, deferred tax liabilities, and valuation allowance recorded for each tax jurisdiction as well as the May 4, 2005 components of each of these amounts. Please also provide us with a detailed explanation for each tax jurisdiction as to how you determined a full valuation allowance was not necessary for your deferred tax assets at December 31, 2004, December 31, 2003, and December 31, 2002.

	Response: With respect to different tax jurisdictions, the Company has filing obligations to the U.S. Government and five states. With respect to state obligations, Colorado is the primary state with an apportionment factor exceeding 99.8% rendering all other state jurisdictions immaterial for purposes of deferred tax assets and liabilities analysis and disclosure. Attached, please find our analysis of each significant tax jurisdiction at December 31, 2004, December 31, 2003, and December 31, 2002.
As regards tax-paying components, the Company reports on a consolidated basis for both federal and Colorado purposes. The deferred tax assets for each of the United States and Colorado are in an amount that can be used to offset the deferred tax liabilities of that jurisdiction, resulting in the equivalent of a full valuation allowance for the deferred tax assets of all such jurisdictions.

In performing the analysis, we determined that certain reclassifications in the balance sheet relating to the presentation of deferred taxes could be made. We will incorporate such reclassifications in future filings.

SCHEDULE 14A FILED ON APRIL 5, 2005

3.	Please describe in future filings the nature of the services provided by your principal accountant in exchange for the fees included under the caption "All other fees." Refer to
Item 9(e)(4) of Schedule 14A.

	Response: In future filings we will describe the nature of the services provided by our principal accountant under the caption "All other fees".

	If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Amy
Bowler (303-295-8337) at Holland & Hart LLP, our attorneys.
Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.



By:	/s/ Jeffry B. Johnson
	Jeffry B. Johnson
	Treasurer and Chief Financial Officer

Scott's Liquid Gold-Inc.
Attachment to Response 2., Breakdown of Note 5.
Form 10-K for the Year Ended December 31, 2004
Note 5.  Income Taxes, page 33

                                    2004
                     -------------------------------------
                       Federal     Colorado     Combined
                     -----------  -----------  -----------
-------------------
Trade receivables    $    28,200  $     2,600  $    30,800
Inventories               94,800        8,600      103,400
Accrued insurance         19,900        1,800       21,700
Accrued vacation         240,800       21,600      262,400
Accrued payroll           24,800        2,300       27,100
Other                      9,700          900       10,600
Net operating loss
 carryforwards           915,900      272,000    1,187,900
R&D Tax credit
 carryforwards              -            -            -
Contribution
 carryforwards              -            -            -
                     -----------  -----------  -----------
Total deferred
 tax assets            1,334,100      309,800    1,643,900
Valuation allowance     (288,200)    (215,700)    (503,900)
                     -----------  -----------  -----------
                       1,045,900       94,100    1,140,000
                     ===========  ===========  ===========

Deferred tax
 liabilities:
------------
Accelerated
 depreciation         (1,045,900)     (94,100)  (1,140,000)
                     -----------  -----------  -----------
     Net deferred
      tax assets     $      -     $      -     $      -
                     ===========  ===========  ===========

                                     2003
                     ---------------------------------
                       Federal     Colorado     Combined
                     -----------  -----------  -----------
Deferred tax assets:
-------------------
Trade receivables    $    27,900  $     2,500  $    30,400
                         122,800       11,000      133,800
Accrued insurance         16,800        1,500       18,300
Accrued vacation         231,500       20,800      252,300
Accrued payroll           71,600        6,400       78,000
Other                     11,200        1,000       12,200
Net operating loss
 carryforwards           641,800      237,600      879,400
R&D Tax credit
 carryforwards              -            -            -
Contribution
 carryforwards              -            -            -
                     -----------  -----------  -----------
Total deferred
 tax assets            1,123,600      280,800    1,404,400
Valuation allowance      (38,200)    (183,200)    (221,400)
                     -----------  -----------  -----------
                       1,085,400       97,600    1,183,000
                     ===========  ===========  ===========
Deferred tax
 liabilities:
------------
Accelerated
 depreciation         (1,085,400)     (97,600)  (1,183,000)
                    ------------  -----------  -----------
     Net deferred
      tax assets     $      -     $      -     $      -
                     ===========  ===========  ===========



                                     2002
                     -------------------------------------
                       Federal     Colorado     Combined
                     -----------  -----------  -----------
Deferred tax assets:
-------------------
Trade receivables    $    35,700  $     3,200  $    38,900
Inventories              136,500       12,300      148,800
Accrued insurance         40,800        3,700       44,500
Accrued vacation         210,700       18,900      229,600
Accrued payroll          121,400       10,900      132,300
Other                     11,900        1,100       13,000
Net operating loss
 carryforwards           581,800      231,800      813,600
R&D Tax credit
 carryforwards              -            -            -
Contribution
 carryforwards              -            -            -
                     -----------  -----------  -----------
Total deferred
 tax assets            1,138,800      281,900    1,420,700
Valuation allowance      (14,300)    (180,800)    (195,100)
                     -----------  -----------  -----------
                       1,124,500      101,100    1,225,600
                     ----------  -----------  -----------
Deferred tax
 liabilities:
------------
Accelerated
 depreciation         (1,124,500)    (101,100)  (1,225,600)
                    ------------  -----------  -----------
     Net deferred
      tax assets     $      -     $      -     $      -
                     ===========  ===========  ===========